

April 26, 2011

VIA U.S. MAIL

Helaine Kaplan
President
Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, NY 10005

> **Re: Deutsche Mortgage & Asset Receiving Corporation**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed April 15, 2011**
> **File No. 333-172143**

Dear Ms. Kaplan:

        We have received your response to our comment letter dated February 25, 2011 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1. We note your response to our prior comment five and reissue in part. Please revise your disclosure to remove the accuracy disclaimer in the third full paragraph on page 141 of the prospectus supplement.

Prospectus Supplement

Summary of the Prospectus Supplement, page 11

Certificates Offered; Over Collaterization, page 23

2. We note your response to our prior comment 31. Please revise this section and similar disclosure elsewhere in the prospectus supplement such as on page 142 to include bracketed disclosure for the percentage that the principal balance of the loans in the trust fund exceeds the initial principal balance of the certificates at the cut-off date. Please also advise as to what periods you intend to use excess cash flow to pay principal on certain classes of certificates as set forth in the third sentence of this paragraph and what your plans are for any excess cash remaining after payment to certain classes of certificates as set forth in the fourth sentence of this paragraph.

Helaine Kaplan
Deutsche Mortgage & Asset Receiving Corporation
April 26, 2011
Page 2

Risk Factors, page 34

3. We note your response to our prior comment 16 and reissue our comment. Please revise the last sentence of the second introductory paragraph. If a risk is not deemed material, it should not be referenced.

Description of the Mortgage Pool, page 94

Sale of the Mortgage Loans, page 96

4. We note your response to our prior comment 21. Please confirm that you will provide tabular information regarding delinquent loans in 30 or 31 day increments through the point that the loans are written off or charged off as uncollectible.

The Pooling and Servicing Agreement, page 154

Representation and Warranties; Repurchase; Substitution, page 169

5. We note your disclosure in the third to last paragraph of this section. Please revise the Risk Factor section, as appropriate, to include a risk factor discussing any material risks to investors with respect to the Loss of Value Payment.

Reports to Certificateholders; Available Information; Trustee Reports, page 189

6. We note your response to our prior comment 25. Please advise as to what confidentiality restrictions there may be on information that is required to be disseminated under the Pooling and Servicing Agreement.

Certain Federal Income Tax Consequences, page 194

7. We note your language in the last sentence of the first paragraph of this section. Please advise as to what material consequences counsel will not be asked, or will be unable, to opine upon. Alternatively, please delete this disclosure.

8. Please also revise the first paragraph of this section to confirm, if true, that this section represents your opinion and not your opinion "as to the accuracy of matters."

Prospectus

Summary of Prospectus, page 1

Information About The Certificates; Credit Support and Cash Flow Agreements, page 6

9. We note your response to our prior comment 30. Please confirm that the last bullet point on page 6 contemplates only interest rate exchange agreements and interest rate cap or

floor agreements and the Cash Flow Agreements section on page 41and the third sentence in the third full paragraph on page 75 contemplate only guaranteed investment contracts, interest rate exchange agreements and interest rate cap or floor agreements. Please also revise the first full paragraph on page 49 to remove the catch-all language "or other derivative agreement."

Description of the Pooling Agreements, page 55

Realization upon Defaulted Mortgage Loans, page 63

10. We note your response to our prior comment 38 and reissue in part. Please advise as to when such option would be available to the certificateholders.

Description of Credit Support, page 72

Credit Derivatives, page 75

11. Please confirm that all derivatives you may use are limited to interest rate swaps and currency swaps.

Part II

Exhibit 5.1

12. Please remove the last sentence of the final paragraph of the opinion or confirm that you will file the opinion as of the date of effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (212) 504-6666
        Anna H. Glick, Esq.
        Cadwalader, Wickersham & Taft LLP